# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Entravision Communications Corporation, CIK 0001109116
CUSIP: 29382R107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, California (CA), 91504
Date of event which requires filing of this statement: 05/15/2026
Amends the filing with accession number 0001193125-25-185545
Filed by CIK 0001965002
Persons authorized to receive notices and communications: Alexandra Seros, c/o Entravision Communications Corp., 1 Estrella Way, Burbank, California (CA), 91504, (310) 447-3870; Tom Strickler, c/o Entravision Communications Corp., 1 Estrella Way, Burbank, California (CA), 91504, (310) 447-3870

## Reporting persons
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,629,180; shared voting power 0; sole dispositive power 7,629,180; shared dispositive power 0; aggregate amount beneficially owned 7,629,180 (9.23% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 7,629,180 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Survivor's Trust (the "Survivor's Trust") under The Seros Ulloa Family Trust of 1996 (the "The Seros Ulloa Family Trust"). Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Survivor's Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,087,571; shared voting power 0; sole dispositive power 1,087,571; shared dispositive power 0; aggregate amount beneficially owned 1,087,571 (1.32% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 1,087,571 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under The Seros Ulloa Family Trust. Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Non-Exempt Marital Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 344,840; shared voting power 0; sole dispositive power 344,840; shared dispositive power 0; aggregate amount beneficially owned 344,840 (0.42% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 344,840 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Bypass Trust (the "Bypass Trust") under The Seros Ulloa Family Trust. Ms. Seros, who was the wife of the Company's late founder, Walter Ulloa, has sole voting and dispositive power over the shares held of record by the Bypass Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 389,848; shared voting power 0; sole dispositive power 389,848; shared dispositive power 0; aggregate amount beneficially owned 389,848 (0.47% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 389,848 shares of Class A Common Stock held of record by Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (the "Ulloa Irrevocable Trust"). Mr. Strickler has sole voting and dispositive power over the shares held of record by the Ulloa Irrevocable Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.
- Alexandra Seros (CIK 0001965002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,061,591; shared voting power 0; sole dispositive power 9,061,591; shared dispositive power 0; aggregate amount beneficially owned 9,061,591 (10.96% of the class)
  Comment: (1) The amount set forth in rows 7, 9 and 11 above consists of 7,629,180 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of the Survivor's Trust, 1,087,571 shares of Class A Common Stock held of record by Ms. Seros, as Trustee of the Non-Exempt Marital Trust, and 344,840 shares of Class A Common Stock held of record by Ms. Seros, as Trustee of the Non-Exempt Marital Trust. Ms. Seros has sole voting and dispositive power over the shares held of record by the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust.
  (2) The percent of class set forth in row 13 above was calculated based on 82,686,451 shares of the Issuer's Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") by Entravision Communications Corporation on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Entravision Communications Corporation
Address of issuer's principal executive offices: 1 Estrella Way, Burbank, California (CA), 91504
Comment: This Amendment No. 8 (this "Amendment") amends and supplements Amendment No. 7 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 14, 2026 (as amended, the "Schedule 13D"), relating to shares of Class A Common Stock, $0.0001 par value per share (the "Common Stock"), of Entravision Communications Corporation (the "Issuer"). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by jointly by the following persons:

Alexandra Seros, Individually ("Seros");

Alexandra Seros, as Trustee for The Survivor's Trust (the "Survivor's Trust") under the Seros Ulloa Family Trust of 1996 (the "Seros Ulloa Family Trust");

Alexandra Seros, as Trustee for The Non-Exempt Marital Trust (the "Non-Exempt Marital Trust") under the Seros Ulloa Family Trust;

Alexandra Seros, as Trustee for The Bypass Trust (the "Bypass Trust") under the Seros Ulloa Family Trust; and

Thomas Strickler, as Trustee for The Walter F. Ulloa Irrevocable Trust of 1996 (the "Ulloa Irrevocable Trust")

(each a "Reporting Person" and collectively the "Reporting Persons")
Residence or business address:
The business address for each of the Reporting Persons is:
c/o Entravision Communications Corporation
1 Estrella Way
Burbank, CA 91504
Present principal occupation or employment: Prior to his death, Mr. Walter F. Ulloa was the Chairman of the Board and Chief Executive Officer of the Issuer, whose address is: 1 Estrella Way Burbank, California 91504. The Estate of Walter F. Ulloa (the "Estate") was created as a result of Mr. Ulloa's death. The Estate was settled under California law on September 9, 2024, with the shares of Class A Common Stock held by such Estate distributed to the Survivor's Trust, Non-Exempt Marital Trust and Bypass Trust under the Seros Ulloa Family Trust. Ms. Seros, an author and writer, is the widow of Mr. Ulloa and a trustee of each of the Survivor's Trust, the Non-Exempt Marital Trust and the Bypass Trust.
Criminal convictions in the last five years: None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Survivor's Trust, Non-Exempt Marital Trust and Bypass Trust under the Seros Ulloa Family Trust and the Ulloa Irrevocable Trust is a trust created under the laws of California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons sold an aggregate of 3,690,963 shares of Class A Common Stock as follows:

1. On May 7, 2026, the Survivor's Trust sold an aggregate of 343,563 shares of Class A Common Stock in the open market at a weighted average price of $6.975 per share, for gross proceeds of approximately $2,396,352 (1);
2. On May 7, 2026, the Ulloa Irrevocable Trust sold an aggregate of 333,585 shares of Class A Common Stock in the open market at a weighted average price of $6.968 per share, for gross proceeds of approximately $2,324,420 (2);
3. On May 8, 2026, the Survivor's Trust sold an aggregate of 332,498 shares of Class A Common Stock in the open market at a weighted average price of $6.787 per share, for gross proceeds of approximately $2,256,663 (3);
4. On May 8, 2026, the Ulloa Irrevocable Trust sold an aggregate of 166,415 shares of Class A Common Stock in the open market at a weighted average price of $6.604 per share, for gross proceeds of approximately $2,574,556 (4);
5. On May 11, 2026, the Survivor's Trust sold an aggregate of 323,939 shares of Class A Common Stock in the open market at a weighted average price of $8.033 per share, for gross proceeds of approximately $2,602,202 (5);
6. On May 12, 2026, the Survivor's Trust sold an aggregate of 160,282 shares of Class A Common Stock in the open market at a weighted average price of $8.326 per share, for gross proceeds of approximately $1,334,508 (6);
7. On May 13, 2026, the Survivor's Trust sold an aggregate of 685,111 shares of Class A Common Stock in the open market at a weighted average price of $8.709 per share, for gross proceeds of approximately $5,966,631 (7);
8. On May 14, 2026, the Survivor's Trust sold an aggregate of 338,976 shares of Class A Common Stock in the open market at a weighted average price of $9.025 per share, for gross proceeds of approximately $3,059,258 (8);
9. On May 15, 2026, the Survivor's Trust sold an aggregate of 259,848 shares of Class A Common Stock in the open market at a weighted average price of $8.048 per share, for gross proceeds of approximately $2,091,256 (9);
10. On May 18, 2026, the Survivor's Trust sold an aggregate of 468,583 shares of Class A Common Stock in the open market at a weighted average price of $7.9859 per share, for gross proceeds of approximately $3,742,057 (10);
11. On May 19, 2026, the Survivor's Trust sold an aggregate of 278,163 shares of Class A Common Stock in the open market at a weighted average price of $7.798 per share, for gross proceeds of approximately $2,169,115 (11);

(1) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $6.59 to $7.53, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(2) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $6.59 to $7.36, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(3) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $6.20 to $7.15, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(4) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $6.20 to $7.12, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(5) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $7.34 to $8.46, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(6) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.11 to $8.52, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(7) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $7.95 to $9.235, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(8) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.70 to $9.40, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(9) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $7.77 to $8.77, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(10) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $7.75 to $8.22, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.
(11) The price reported is a weighted average price. The shares of Class A Common Stock were sold in multiple transactions at prices ranging from $7.715 to $8.09, inclusive. The Reporting Person undertakes to provide upon request by the Staff of the SEC full information regarding the number of shares purchased or sold at each separate price.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

(1) On May 18, 2026, the Issuer and the Reporting Persons (the "Stockholders") mutually agreed to terminate the Cooperation Agreement between the parties (the "Cooperation Agreement").

The Company and the Stockholders entered into the Cooperation Agreement on May 4, 2023. Under the agreement terms, the Company agreed to nominate the Stockholders' candidate to the Company board of directors, and the Stockholders agreed to specific commitments regarding their ownership of the Company's stock.

As a result of the termination, the Cooperation Agreement is of no further force or effect, and all rights and obligations of the Company and the Stockholders thereunder have been terminated.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

(2) The Survivor's Trust under the Ulloa Seros Family Trust currently intends to sell, subject to market conditions and other factors, up to 809,037 additional shares in the open market from time to time, for asset diversification, tax and estate planning purposes. Each Reporting Person intends to continuously review its respective investment in the Issuer, and reserves the right to change its plans at any time, as it deems appropriate. Accordingly, the Reporting Persons may acquire additional shares of Class A Common Stock in private or open market transactions, in each case for investment purposes, and may dispose of shares of Class A Common Stock in private or open market transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:
The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Statement, including the footnotes thereto, are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:
See Item 5(a)
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:
Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer's Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Cooperation Agreement, dated as of May 4, 2023, by and among Entravision Communications Corporation, Alexandra Seros, Estate of Walter F. Ulloa, Alexandra Seros, as Trustee of the Seros Ulloa Family Trust of 1996 and Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Entravision Communications Corporation on May 5, 2023).
Exhibit 99.2 Power of Attorney - Alexandra Seros (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 7, 2026).
Exhibit 99.3 Power of Attorney - Thomas Strickler (incorporated by reference to Exhibit 99.3 to Amendment No. 5 to the Schedule 13D filed with the U.S. Securities and Exchange Commission on May 7, 2026).

## Signatures
- Alexandra Seros, as Trustee of The Survivor's Trust under the Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/19/2026)
- Alexandra Seros, as Trustee of The Non-Exempt Marital Trust under The Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/19/2026)
- Alexandra Seros, as Trustee of The Bypass Trust under The Seros Ulloa Family Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros, Trustee (05/19/2026)
- Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Thomas Strickler, Trustee (05/19/2026)
- Alexandra Seros: /s/ Jeffrey C. DeMartino, Jeffrey C. DeMartino, by power of attorney for Alexandra Seros (05/19/2026)